SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(Amendment No. 6)
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ADAMS RESPIRATORY THERAPEUTICS, INC.

(Name of Subject Company)
ADAMS RESPIRATORY THERAPEUTICS, INC.

(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
00635P107

(CUSIP Number of Class of Securities)
Walter E. Riehemann
Executive Vice President, General Counsel, Chief Compliance Officer and Secretary
4 Mill Ridge Lane, Chester, New Jersey 07930
(908) 879-1400

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
With copies to:

J. Vaughan Curtis
Alston & Bird LLP
1201 West Peachtree Street
Atlanta, Georgia 30309
(404) 881-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 6 (this “Amendment”) amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on December 21, 2007, by Adams Respiratory Therapeutics, Inc., a Delaware corporation (the “Company”), relating to the tender offer by Twickenham Inc. (“Purchaser”), a Delaware corporation and an indirectly wholly owned subsidiary of Reckitt Benckiser Group plc, a United Kingdom corporation (“Reckitt Benckiser”), disclosed in a Tender Offer Statement on Schedule TO dated December 21, 2007 and filed with the SEC, to acquire each issued and outstanding share of common stock, par value $0.01 per share, of the Company (the “Shares”) in exchange for $60.00 per Share, net to the seller in cash, without interest and subject to any withholding of taxes under applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 21, 2007, and in the related Letter of Transmittal. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Statement.
Item 8. Additional Information
     Item 8 of the Statement is hereby amended and supplemented as follows:
     At 12:00 midnight, New York City time, at the end of January 23, 2008, the Offer expired. Based on information provided by American Stock Transfer and Trust Company, the depository for the Offer, as of such time, a total of 34,623,895 Shares (including 2,637,863 Shares tendered under guaranteed delivery procedures) had been validly tendered pursuant to the Offer and not withdrawn, which represent approximately 95.9% of all outstanding Shares. Purchaser has accepted for payment in accordance with the terms of the Offer all Shares validly tendered and not withdrawn prior to the expiration of the Offer.
Item 9. Material to be Filed as Exhibits.
     The following exhibits are filed with this Amendment.

Exhibit No.	Description
(a)(11)	Joint Press Release issued by the Company and Reckitt Benckiser, dated January 24, 2008, announcing the expiration of the Offer.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 24, 2008
ADAMS RESPIRATORY THERAPEUTICS, INC.

/s/ Walter E. Riehemann
By: Walter E. Riehemann
Executive Vice President, General Counsel, Chief Compliance Officer and Secretary